[CITIZENS REPUBLIC BANCORP LETTERHEAD]
September 2, 2009
VIA EDGAR AND FAX
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010
Attention: Michael Seaman
                 Division of Corporation Finance

Re:	Citizens Republic Bancorp, Inc. Registration Statement on Form S-4 — File No. 333-160508
Ladies and Gentlemen:
     We refer to the Registration Statement on Form S-4 (File No. 333-160508) of Citizens Republic Bancorp., a Michigan corporation (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) on July 10, 2009, and amended on July 31, 2009 (twice), August 19, 2009, and August 27, 2009 (collectively, the “Registration Statement”).
     We acknowledge the following:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hereby request acceleration of the effective date of the Registration Statement so that it may become effective at 2:00 p.m. (Washington, DC time) on September 4, 2009 or as soon thereafter as practicable.
     Thank you for your attention to this matter. If you have any questions regarding the foregoing, please call Douglas S. Parker (248-203-0703) or Mark A. Metz (313-568-5434) of Dykema Gossett PLLC.

Sincerely, CITIZENS REPUBLIC BANCORP, INC.
By:	/s/ Thomas W. Gallagher
	Name:	Thomas W. Gallagher, Esq.
	Title:	General Counsel and Secretary